UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Network-1 Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64121N109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64121N109	13G/A

1)	NAMES OF REPORTING PERSONS
Emigrant Capital Corporation

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	5)	SOLE VOTING POWER	784,251
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER	-0-
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER	784,251
REPORTING
PERSON WITH	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	784,251

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 3.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

Page 2 of 14 Pages

CUSIP No. 64121N109	13G/A

1)	NAMES OF REPORTING PERSONS
Emigrant Bank

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	New York

NUMBER OF	5)	SOLE VOTING POWER	784,251
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER	-0-
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER	784,251
REPORTING
PERSON WITH	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	784,251

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 3.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	BK; HC

Page 3 of 14 Pages

CUSIP No. 64121N109	13G/A

1)	NAMES OF REPORTING PERSONS
Emigrant Bancorp, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	5)	SOLE VOTING POWER	784,251
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER	-0-
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER	784,251
REPORTING
PERSON WITH	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	784,251

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 3.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO; HC

Page 4 of 14 Pages

CUSIP No. 64121N109	13G/A

1)	NAMES OF REPORTING PERSONS
New York Private Bank & Trust Corporation

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	5)	SOLE VOTING POWER	784,251
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER	-0-
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER	784,251
REPORTING
PERSON WITH	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	784,251

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 3.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO; HC

Page 5 of 14 Pages

CUSIP No. 64121N109	13G/A

1)	NAMES OF REPORTING PERSONS
Paul Milstein 1998 Continuation Trust C

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	New York

NUMBER OF	5)	SOLE VOTING POWER	784,251
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER	-0-
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER	784,251
REPORTING
PERSON WITH	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	784,251

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 3.4%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO; HC

Page 6 of 14 Pages

CUSIP No. 64121N109	13G/A

1)	NAMES OF REPORTING PERSONS
Alan Wiener

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	5)	SOLE VOTING POWER	-0-
SHARES
BENEFICIALLY	6)	SHARED VOTING POWER	-0-
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER	-0-
REPORTING
PERSON WITH	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	-0-

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

Page 7 of 14 Pages

Item 1(a).	Name of Issuer: Network-1 Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

445 Park Avenue, Suite 912

New York, New York 10022

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being jointly filed by Emigrant Capital Corporation (“ECC”), Emigrant Bank (formerly known as Emigrant Savings Bank (the “Bank”), Emigrant Bancorp, Inc. (“Bancorp”), New York Private Bank & Trust Corporation (“NYPB&TC”) and the Paul Milstein 1998 Continuation Trust C (the “Trust”), in each case with respect to shares of common stock of the Issuer owned directly by ECC, and by Mr. Alan Wiener with respect to 0 shares of common stock of the Issuer owned directly by him (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

ECC is a wholly owned subsidiary of the Bank, the Bank is a wholly owned subsidiary of Bancorp and Bancorp is a wholly owned subsidiary of NYPB&TC. The Trust owns 90% of the voting stock of NYPB&TC, which it acquired in connection with the decanting of the Paul Milstein Revocable 1998 Trust, which previously held 100% of the voting stock of NYPB&TC. As a result of the foregoing, each of the Bank, Bancorp and NYPB&TC may be deemed to beneficially own the shares of common stock of the Issuer owned directly by ECC. The Bank, Bancorp and NYPB&TC each disclaim beneficial ownership of such shares. The Reporting Persons have entered into a joint filing agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13G/A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Schedule 13G/A other than the securities actually owned by such person (if any).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of each Reporting Person is:

6 East 43rd Street

New York, New York 10017

Page 8 of 14 Pages

Item 2(c).	Citizenship:

ECC, Bancorp and NYPB&TC are corporations organized under the laws of the State of Delaware. The Bank is a savings bank chartered under the laws of the State of New York. The Trust is formed under the laws of the State of New York. Mr. Wiener is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value

Item 2(e).	CUSIP Number: 64121N109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Page 9 of 14 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Emigrant Capital Corporation

	(a)	Amount beneficially owned:		784,251

	(b)	Percent of class:		3.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	784,251

		(ii)	Shared power to vote or to direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	784,251

		(iv)	Shared power to dispose or to direct the disposition of	-0-

B.	Emigrant Bank

	(a)	Amount beneficially owned:		784,251

	(b)	Percent of class:		3.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	784,251

		(ii)	Shared power to vote or to direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	784,251

		(iv)	Shared power to dispose or to direct the disposition of	-0-

C.	Emigrant Bancorp, Inc.

	(a)	Amount beneficially owned:		784,251

	(b)	Percent of class:		3.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	784,251

		(ii)	Shared power to vote or to direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	784,251

		(iv)	Shared power to dispose or to direct the disposition of	-0-

Page 10 of 14 Pages

D.	New York Private Bank & Trust Corporation

	(a)	Amount beneficially owned:		784,251

	(b)	Percent of class:		3.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	784,251

		(ii)	Shared power to vote or to direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	784,251

		(iv)	Shared power to dispose or to direct the disposition of	-0-

E.	Paul Milstein 1998 Continuation Trust C

	(a)	Amount beneficially owned:		784,251

	(b)	Percent of class:		3.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	784,251

		(ii)	Shared power to vote or to direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	784,251

		(iv)	Shared power to dispose or to direct the disposition of	-0-

F.	Alan Wiener

	(a)	Amount beneficially owned:		-0-

	(b)	Percent of class:		0.0%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote	-0-

		(ii)	Shared power to vote or to direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	-0-

		(iv)	Shared power to dispose or to direct the disposition of	-0-

Page 11 of 14 Pages

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 23,329,196 shares of common stock of the Issuer outstanding as of November 7, 2016, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2 above.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 12 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	EMIGRANT CAPITAL CORPORATION

	By:	/s/ Christopher Hammond
Name: Christopher Hammond
Title: Executive Vice President

EMIGRANT BANK

	By:	/s/ Douglas J. McClintock
Name: Douglas J. McClintock
Title: Executive Vice President & General Counsel

EMIGRANT BANCORP, INC.

	By:	/s/ Douglas J. McClintock
Name: Douglas J. McClintock
Title: Executive Vice President & General Counsel

NEW YORK PRIVATE BANK & TRUST CORPORATION

	By:	/s/ Howard P. Milstein
Name: Howard P. Milstein
Title: Chairman, President & CEO

PAUL MILSTEIN 1998 CONTINUATION TRUST C

	By:	/s/ Howard P. Milstein
Name: Howard P. Milstein
Title: President & CEO of PIM Trust Company, as Trustee

ALAN WIENER

/s/ Alan Wiener

Page 14 of 14 Pages